FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month December 2024 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On December 10, 2024, the Registrant Announces Award by Semtech for Manufacturing Excellence and Partnership

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 10, 2024	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Awarded by Semtech for Manufacturing Excellence and Partnership

In recognition of its superb performance and execution of CY2024 wafer shipments

MIGDAL HAEMEK, Israel, Dec. 10, 2024 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, today announced that Semtech Corporation  (Nasdaq: SMTC), a high-performance semiconductor, Internet of Things (IoT) systems and Cloud connectivity service provider, has recognized Tower Semiconductor for Manufacturing Excellence and Partnership in Execution of CY2024 Wafer Shipments.
The award recognizes Tower’s ability to successfully ramp high volume products in its most advanced platform during a time of unprecedented demand for SiGe (Silicon Germanium) integrated circuits (ICs). SiGe ICs are crucial to meet the high demand in AI and data center applications.

Semtech and Tower have a long history of collaboration on advanced optical fiber solutions. They jointly hold a large market share of SiGe products for AI and data center applications that include transimpedance amplifiers (TIAs), drivers, clock and data recovery (CDR) and active copper cable (ACC) components that make use of Tower’s leading edge SiGe platform and Semtech’s expertise in high-speed analog ICs.

“We recognize Tower for its manufacturing excellence and partnership,” said Asaf Silberstein, executive vice president and chief operating officer of Semtech. “Tower’s advanced SiGe solutions have been essential in enabling Semtech to develop and deliver leading-edge optical networking solutions to the market. Tower’s agility in scaling these technologies to high volumes during peak demand periods allows our joint customers to maximize the benefits of our close partnership.”

“We are honored to receive this recognition from Semtech, a leader in their space and a strong, long-standing partner for Tower," said Dr. Marco Racanelli, president, Tower Semiconductor. "We look forward to continuing our strong partnership, driving innovation and value to the benefit of our mutual customers."

For additional information about Tower Semiconductor’s technology offering, please visit here.

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About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology, development, and process platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, a 300mm facility in Agrate, Italy, shared with ST as well as a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Investor Relations Contact:  Noit Levy | +972-4-604-7066 | noitle@towersemi.com
Tower Semiconductor Company Contact:  Orit Shahar | +972-74-7377440 | oritsha@towersemi.com